UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Relevant part of the press release issued by Telco S.p.A.

NORTEL INVERSORA S.A.

Buenos Aires, June 26, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Relevant part of the Press release issued by Telco S.p.A.

I am writing to you as Responsible for Market Relations of NORTEL INVERSORA S.A. (“Nortel”), to attach a copy of the relevant part of the press release issued today by Telco S.p.A., which holds a capital stake of 22.4% of the voting share capital of Telecom Italia S.p.A (the indirect controlling company of Nortel).

Through the abovementioned press release, Telco S.p.A. informs the decision to summon an Extraordinary General Shareholders’ Meeting to be held on July 9, 2014, to consider the demerger of Telco S.p.A. according to the rights exercised by its shareholders Assicurazioni Generali S.p.A., Mediobanca S.p.A. and Intesa Sanpaolo S.p.A. to request that demerger. Completion of the demerger is subject to obtaining the requisite clearances from the relevant authorities if necessary.

Sincerely,

Nortel Inversora S.A.

/s/ María de los Ángeles Blanco Salgado
Responsible for Market Relations

TELCO S.p.A.

Registered office: Via Filodrammatici 3, Milan, Italy

Share capital: Euro 879,206,489.00 fully paid up

Registration no. in Milan Companies’ Register,

Tax identification code and VAT no.: 05277610969

Press Release

(relevant part)

***

The Board also acknowledged receipt of the notices received from shareholders Assicurazioni Generali S.p.A. (also in the name and on behalf of the Telco shareholders which are also Generali group companies), Mediobanca S.p.A. and Intesa Sanpaolo S.p.A. on 16 June 2014, stating their intention to exercise their right to request the demerger of Telco under the terms of the shareholders’ agreement. The Board also unanimously approved the proposed partial demerger of the company (the “Demerger”) as a result of which four newly-incorporated beneficiary companies, 100%-owned by each shareholder, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco (equal to 22.4% of Telecom Italia’s ordinary share capital), as follows: 14.77% to the newco owned by Telefónica, 4.32% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.

As part of the Demerger, Telco will also repay all its bank debt outstanding (€660m as at 30 April 2014) and the bond issue subscribed to by its shareholders (€1,750m nominal value, plus €70m in interest accrued to 30 April 2014), plus the interest that will accrue until the repayment date, via funds to derive from a shareholders’ loan to Telco, which will be disbursed pro rata to the shareholders’ investment in the company immediately prior to the execution of the demerger. With the Demerger, then, each newco will be allocated the respective share of the shareholders’ loan as well as the relevant Telecom Italia stake.

Completion of the Demerger is subject to the requisite clearances from the following authorities: Conselho Administrativo de Defesa Econômica “CADE” (Brazilian antitrust authority); Agência Nacional de Telecomunicações “ANATEL” (Brazilian regulatory authority); Comision Nacional de Defensa de la Competencia “CNDC” (Argentinian antitrust authority) and, for those matters which fall within its scope of responsibility, Istituto per la Vigilanza sulle Assicurazioni IVASS (Italian insurance regulatory authority).

Telco will continue to exist with a minimal share capital and with no Telecom Italia shares held, in order to deal with the remaining assets and liabilities on the balance sheet. The company will then be placed in liquidation once this phase is complete.

The Telco demerger will also be submitted to the approval of shareholders in the extraordinary general meeting called to take place on 9 July.

As at the date on which the Demerger becomes effective, every effect of the shareholders’ agreement in force between the shareholders of Telco shall cease to be effective.

Milan, 26 June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 26, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations